UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SCHEDULE TO


            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

               COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC
                                (Name of Issuer)

               COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               Michelle Rhee, Esq.
                         c/o Bank of America Corporation
                              One Financial Center
                           Boston, Massachusetts 02110
                                 (617) 772-3672

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                               John M. Loder, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110
                                 (617) 951-7000


                               September 27, 2007
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation: $47,000,000(a)        Amount of Filing Fee: $1,442.90(b)
-------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b) Calculated at $30.70 per $1,000,000 of the Transaction Valuation.

[ ] Check  the  box  if  any  part of the fee is  offset  as  provided  by  Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:___________________________________

    Form or Registration No.:__________________________________

    Filing Party:_____________________________________________

    Date Filed:______________________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[x]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.  SUMMARY TERM SHEET.

         Columbia Management Multi-Strategy Hedge Fund, LLC (the "Fund") is offering to purchase limited liability company interests in the Fund ("Interests") at their net asset value, calculated as of the Valuation Date (as defined below). The Board of Directors of the Fund (the "Board") has authorized the Fund to offer to purchase Interests in an amount up to $47,000,000. This Offer will remain open until midnight, Eastern Time, on October 26, 2007, or if the Offer is extended, until a later date that corresponds to the extension of the Offer (the "Expiration Date").

The net asset value of an Interest will be calculated for this purpose as of December 31, 2007 or, if the Offer is extended, as of the next occurring last business day of a calendar month which is at least sixty-five (65) days from the date on which the Offer actually expires (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

         The Offer is being made to all holders of Interests ("Investors") and is not conditioned on any minimum amount of Interests being tendered. An Investor may tender its entire Interest or a portion of its Interest (defined as a specific dollar value) as long as the Investor maintains the required minimum capital account balance of at least $50,000.

         If an Investor tenders 95% or more of its Interest in the Fund and the Fund purchases that Interest, the Investor will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for the Investor by PFPC Inc., entitling the Investor to:

         i) an initial payment (the "Initial Payment") in cash and/or marketable securities equal to 90% of the unaudited net asset value, determined as of the Valuation Date, taking into account any incentive allocations payable to Banc of America Investment Advisors, Inc. (the "Adviser") and Grosvenor Capital Management, L.P. (the "Subadviser"), of the Interest tendered and purchased, which will be paid to the Investor within (a) thirty-five (35) days after the Valuation Date or (b) ten business days after the Fund has received at least 90% of the aggregate amount withdrawn from any portfolio funds if the Fund has requested withdrawals of its capital from portfolio funds to fund the purchase of Interests; and

         ii) a contingent payment (the "Contingent Payment") in cash and/or marketable securities equal to the excess, if any, of (a) the net asset value of the Interest tendered and purchased as of the Valuation Date (as may or may not be adjusted based upon subsequent revisions to the net asset values of the portfolio funds) over (b) the Initial Payment. The Contingent Payment, if any, is payable within 120 days after the Valuation Date.

         If an Investor tenders less than 95% of its Interest in the Fund and the Fund purchases that Interest, the Investor will receive as consideration a non-interest bearing, non-transferable note, to be held for the Investor by PFPC Inc., entitling the Investor to payment of the unaudited net asset value, determined as of the Valuation Date, taking into account any incentive allocations payable to the Adviser and the Subadviser, of such portion of the Investor's Interest accepted for payment in cash and/or marketable securities within (a) thirty-five (35) days after the Valuation Date or (b) ten business days after the Fund has received at least 90% of the aggregate amount withdrawn from any portfolio funds if the Fund has requested withdrawals of capital from such portfolio funds to fund the purchase of Interests. The Fund reserves the right to purchase less than the amount an Investor tenders if the purchase would cause such Investor's capital account to have a balance of less than $50,000.

         If the Fund accepts the tender of an Investor's entire Interest or a portion of an Investor's Interest, the Investor's proceeds will be funded from one or more of the following sources: cash on hand, withdrawals of capital from the portfolio funds in which the Fund invests, the proceeds of the sale of or delivery of portfolio securities held by the Fund, or borrowings, though the Fund does not presently intend to make any such borrowings.

         Until the expiration of the Offer, an Investor has the right to change its mind and withdraw any tender of its Interest. If the Fund has not accepted an Investor's tender of an Interest (or portion of an Interest) before November 23, 2007, the Investor will also have the right to withdraw the tender of its Interest on or after such date. Interests withdrawn before the Expiration Date may be re-tendered on or before the Expiration Date by following the tender procedures described in the Offer.

         If an Investor would like the Fund to purchase such Investor's entire Interest or a portion of its Interest, the Investor must complete, sign and either mail a Letter of Transmittal to PFPC Inc. at P.O. Box 219, Claymont, DE 19703, Attention: Columbia Management Tender Offer Administrator or fax it to PFPC Inc. at (302) 791-2790, Attention: Columbia Management Tender Offer Administrator, so that it is received before midnight, Eastern Time, on October 26, 2007 (or if the Offer is extended, until any later Expiration Date). If an Investor chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to PFPC Inc. promptly after it is faxed (although the original does not have to be received before the Expiration Date).

         The value of an Investor's Interest will likely change between the date its net asset value was last calculated and the Valuation Date, when the value of Interests tendered and accepted for purchase will be determined for purposes of calculating the purchase price for such Interests. An Investor may obtain the estimated net asset value of its Interests, which is calculated monthly, by contacting PFPC Inc. at (302) 791-2810 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

         The Fund has the right to cancel, amend or postpone the Offer at any time before midnight, Eastern Time, on the Expiration Date. Please note that just as each Investor has the right to withdraw the tender of an Interest, the Fund has the right to suspend, amend or postpone this Offer at any time up to and including the acceptance of tenders pursuant to the Offer. Although the Offer expires on October 26, 2007 (or if the Offer is extended, such later Expiration Date), an Investor that tenders its Interest will remain an Investor in the Fund, with respect to the Interest tendered and accepted for purchase by the Funds, through the Valuation Date. Accordingly, the value of an Investor's tendered Interest may rise or fall until the Valuation Date.

ITEM 2.  ISSUER INFORMATION.

         (a) The name of the issuer is Columbia Management Multi-Strategy Hedge Fund, LLC (the "Fund"). The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 100 Federal Street, Boston, Massachusetts 02110 and the telephone number is (888) 786-9977.

         (b) The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund (referred to herein as Interests). As of the start of business on September 1, 2007, there was approximately $240,420,646 in outstanding Interests. Subject to the conditions set forth in the Offer, the Fund will purchase up to $47,000,000 of Interests that are tendered by and not withdrawn by Investors, subject to any extension of the Offer.

         (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's Operating Agreement dated July 2002, as amended (the "LLC Agreement").

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The name of the filing person is Columbia Management Multi-Strategy Hedge Fund, LLC. The Fund's principal executive office is located at 100 Federal Street, Boston, Massachusetts 02110 and the telephone number is (888) 786-9977. The investment adviser of the Fund is Banc of America Investment Advisors, Inc. (the "Adviser"). The principal executive office of the Adviser is located at 100 Federal Street, Boston, MA 02110 and it may be reached at (888) 786-9977. The subadviser of the Fund is Grosvenor Capital Management, L.P. (the "Subadviser"). The principal executive office of the Subadviser is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 61611 and it may be reached at
(312) 506-6500. The members of the Board are Thomas W. Brock, Alan Brott, and Thomas G. Yellin. Their address is c/o the Fund at 100 Federal Street, Boston, MA 02110 and their telephone number is (888) 786-9977.

ITEM 4.  TERMS OF THIS TENDER OFFER.

         (a) (1) (i) Subject to the conditions set forth in the Offer, the Fund will purchase up to $47,000,000 of Interests that are tendered by Investors by 12:00 midnight, Eastern Time, on the Expiration Date, which is October 26, 2007 unless the Offer is extended, and not withdrawn as described in Item 4(a)(1)(vi).

         (ii) The purchase price of an Interest, or portion thereof, tendered and accepted for purchase will be its net asset value as of the close of business on the Valuation Date, which is December 31, 2007 unless the Offer is extended, in which case, it is the next occurring last business day of a calendar month which is at least sixty-five (65) days from the date on which the Offer actually expires). See Item 4(a)(1)(v) below. The net asset value will be determined after all allocations to capital accounts of the Investor required to be made by the LLC Agreement have been made, including allocations in respect of any incentive allocations then due.

         Investors may tender their entire Interest or a portion of their Interest (defined as a specific dollar value) up to an amount such that they maintain a capital account balance at least equal to $50,000. An Investor whose entire Interest is tendered and accepted for purchase by the Fund will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for the Investor by PFPC Inc., entitling the Investor to receive the Initial Payment in cash and/or marketable securities (valued in accordance with the LLC Agreement), which is equal to 90% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date, taking into account any incentive allocations payable to the Adviser and the Subadviser. Payment of this amount will be made to the Investor within (a) thirty-five (35) days after the Valuation Date or (b) ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from any portfolio funds, if the Fund has requested withdrawals of its capital from portfolio funds in order to fund the purchase of Interests. The promissory note also will entitle the Investor to receive the Contingent Payment in cash and/or marketable securities, which is equal to the excess, if any, of (a) the net asset value of the Interest tendered and accepted for purchase by the Fund as of the Valuation Date (as it may be adjusted based upon subsequent revisions, if any, to the net asset values of the portfolio funds upon which the Fund's determination of its net asset value is based), over (b) the Initial Payment (the "Contingent Payment"). The Contingent Payment, if any, is payable within 120 days after the Valuation Date. On the Valuation Date, the Fund will deposit into a segregated account an amount equal to 10% of the unaudited net asset value of the Interest determined as of the Valuation Date. Although the promissory note is non-interest bearing, the Fund may earn interest on these deposited amounts. Any such interest is for the benefit of the Fund and will not be paid to tendering Investors as part of any Contingent Payment.

         An Investor whose partial Interest is accepted for purchase by the Fund (provided the portion tendered is less than 95% of the net asset value of such Investor's entire Interest) will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for the Investor by PFPC Inc., entitling the Investor to payment of the unaudited net asset value of the partial Interest accepted for purchase determined as of the Valuation Date, taking into account any incentive allocations payable to the Adviser and the Subadviser, in cash and/or marketable securities (valued in accordance with the LLC Agreement). Payment of this amount will be made to the Investor within (a) thirty-five (35) days after the Valuation Date or (b) ten business days after the Fund has received at least 90% of the aggregate amount withdrawn from any portfolio funds, if the Fund has requested withdrawals of capital from such portfolio funds in order to fund the purchase of Interests. The Fund reserves the right to purchase less than the amount the Investor tenders if the purchase would cause the Investor's capital account to have a balance of less than $50,000. In the case of a partial tender greater than or equal to 95% of the net asset value of an Investor's entire Interest, payment procedures applicable to Investors tendering their entire Interest will apply.

         Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Investors.

         Any promissory notes paid to tendering Investors will be held for each Investor by the Fund's administrator, PFPC Inc. Any cash payments due under such notes will be made by wire transfer directly to the tendering Investor to an account designated by the Investor or by check directly to the tendering Investor to an address designated by the Investor in the Letter of Transmittal or otherwise.

         A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Investors that will be sent in connection with the Fund's acceptances of tenders of Interest, are attached hereto as Exhibits A, B, C, D and E, respectively.

         (iii) The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, Friday, October 26, 2007.

         (iv) Not applicable.

         (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of the extension and the new Expiration Date. In the event that the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the net asset value of such Interests will be determined as of the close of business on the next occurring last business day of a calendar month which is at least sixty-five (65) days from the date on which the Offer expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set forth in Section 8 of the Offer to Purchase dated September 27, 2007 and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) to amend the Offer; and/or (c) to postpone the acceptance of Interests tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Investors.

         (vi) Any Investor tendering an Interest pursuant to the Offer may withdraw the tender at any time before midnight, Eastern Time, on the Expiration Date, which is October 26, 2007 unless the Offer is extended, and, if tendered Interests have not been accepted by the Fund, at any time on or after November 23, 2007 (i.e., after the expiration of 40 business days from the commencement of the Offer).

         (vii) Investors wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to PFPC Inc., to the attention of Columbia Management Tender Offer Administrator, at the address set forth on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to PFPC Inc., also to the attention of Columbia Management Tender Offer Administrator, to the fax number set forth on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by PFPC Inc., either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC Inc. via certified mail, return receipt requested, or by facsimile transmission. An Investor choosing to fax a Letter of Transmittal to PFPC Inc. must also send or deliver the original, completed and executed Letter of Transmittal to PFPC Inc. promptly thereafter.

         Investors wishing to confirm receipt of a Letter of Transmittal may contact PFPC Inc. at the address or telephone number set forth on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Investor tendering an Interest, including, but not limited to, the failure of PFPC Inc. to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and its determination is final and binding.

         The Fund reserves the absolute right to reject any or all tenders it determines not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Investor, and the Fund's interpretation of the terms and conditions of the Offer is final and binding. Unless waived, any defects or irregularities in connection with a tender must be cured within such time as the Fund determines. A tender will not be deemed to have been made until the defects or irregularities relating to that tender have been cured or waived. None of the Fund, the Adviser, the Subadviser or the Board is obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

         Any Investor tendering an Interest pursuant to this Offer may withdraw its tender as described in (vi) above. To be effective, any notice of withdrawal must be timely received by PFPC Inc. at the address or fax number set forth on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Interests subject to a tender that has been properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described above.

         (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives written notice to the tendering Investors of its election to purchase such Interest.

         (ix) If more than $47,000,000 of Interests are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn, the Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered prior to or on the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

         (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Investors who do not tender Interests. Investors who retain their Interests may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that new and existing Investors make additional subscriptions for Interests from time to time. Payment for Interests and portions of Interests purchased pursuant to this Offer may also require the Fund to liquidate portfolio holdings earlier than the Adviser and the Subadviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

         (xi) Not applicable.

         (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Investors pursuant to the Offer. Investors should consult their own tax advisors for a complete description of the tax consequences of a purchase of their Interests by the Fund pursuant to the Offer.

         In general, an Investor from whom an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Investors generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Investor exceeds such Investor's then adjusted tax basis in such Investor's Interest. An Investor's basis in such Investor's remaining Interest will be reduced (but not below zero) by the amount of money received by the Investor from the Fund in connection with the purchase. An Investor's basis in such Investor's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Investor for periods through the Valuation Date. Money distributed to an Investor in excess of the adjusted tax basis of such Investor's Interest is taxable as capital gain or ordinary income, depending on the circumstances. An Investor whose entire Interest is purchased by the Fund may recognize a loss, but only to the extent that the amount of money received from the Fund is less than the Investor's then adjusted tax basis in the Investor's repurchased Interest. In the unlikely event that the Fund uses securities rather than cash as consideration, there would be different tax consequences.

         (a) (2) Not applicable.

         (b) To the Fund's knowledge, no executive officer, director, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Interest of any executive officer, director or other affiliate of the Fund pursuant to the Offer.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The Fund's Confidential Offering Memorandum (as updated and supplemented from time to time, the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Investor in advance of subscribing for Interests, provide that the Board has the discretion to determine whether the Fund will purchase Interests from time to time from Investors pursuant to written tenders. The Confidential Memorandum also states that the Adviser expects that it will recommend to the Board that the Fund purchase Interests from Investors twice each year, as of the last business day of June and December. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between:
(i) the Fund, the Adviser, the Subadviser, any director of the Fund or any person controlling the Fund or controlling the Adviser, the Subadviser or any director of the Fund; and (ii) any other person, with respect to the Interests. However, the LLC Agreement provides that the Fund may be dissolved if the Interest of any Investor that has submitted a written request in accordance with the terms of the LLC Agreement to tender its Interest for repurchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) The purpose of the Offer is to provide liquidity to Investors who hold Interests, as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

         (b) Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Confidential Memorandum. The Fund currently expects that it will accept subscriptions for Interests as of the last business day of each month, but is under no obligation to do so.

         (c) Neither the Fund, the Adviser, the Subadviser nor the Board has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the last business day of each month) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser of the Fund, its Board or the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board, to fill any existing vacancy on the Board or to change any material term of the investment advisory arrangements with the Adviser or the Subadviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Subsections (6), (7) and
(8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) It is expected that cash payments for Interests acquired pursuant to the Offer will not exceed $47,000,000 (unless the Fund elects to purchase a greater amount) and will be derived from: (a) cash on hand; (b) withdrawal of capital from one or more of the portfolio funds in which the Fund invests; (c) the proceeds of the sale of securities and portfolio assets held by the Fund; or (d) possibly borrowings, as described in paragraph (d) below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the promissory notes.

         (b)  There  are  no  material   conditions  to  the  financing  of  the
transaction. There are no alternative financing plans or arrangements for the transaction.

         (d) Neither the Fund, its Board, the Adviser nor the Subadviser have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the purchase price, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing and/or new Investors, withdrawal of capital from the portfolio funds in which it invests or from the proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) None of the Directors own any Interests. The Fund maintains special advisory accounts for the Adviser and Subadviser solely for the purpose of receiving the incentive allocation.

         (b) Other than the acceptance of subscriptions as of August 1, 2007 and September 1, 2007, there have been no transactions involving the Interests that were effected during the past 60 days by the Fund, the Adviser, the Subadviser, and any director or officer of the Fund, or any person controlling the Fund or the Adviser.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

         (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Investors pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

         Audited financial statements for the fiscal year ending March 31, 2006, previously filed on EDGAR on Form N-CSR on June 9, 2006.

         Audited financial statements for the fiscal year ending March 31, 2007, previously filed on EDGAR on June 8, 2007.

         Copies of these financial statements may be obtained by visiting the SEC's website at www.sec.gov or may be obtained free of charge by calling the Fund at (888) 786-9977.

             (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

             (3) Not applicable.

             (4) The Fund does not have shares, and consequently does not have book value per share information.

         (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

         (a) (1) None.

             (2) None.

             (3) Not applicable.

             (4) Not applicable.

             (5) None.

         (b) None.

ITEM 12. EXHIBITS.

         Reference is hereby made to the following exhibits which collectively constitute the Offer to Investors and are incorporated herein by reference:

         A. Cover Letter to Offer to Purchase and Letter of Transmittal.

         B. Offer to Purchase.

         C. Form of Letter of Transmittal.

         D. Form of Notice of Withdrawal of Tender.

         E. Forms of Letters to Investors in connection with the Fund's acceptance of tenders of Interests.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                     COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC

                     By:   /s/ David R. Bailin
                        --------------------------------------
                           Name:  David R. Bailin
                           Title: President


Dated:  September 27, 2007

                                  EXHIBIT INDEX

                                     EXHIBIT


A        Cover Letter of Offer to Purchase and Letter of Transmittal.

B        Offer to Purchase.

C        Form of Letter Transmittal.

D        Form of Notice of Withdrawal of Tender.

E Forms of Letters to Investors in connection with the Fund's acceptance of tenders of Interests.

                                                                     Exhibit (A)

-----------------------------------------------------------  Columbia Management
                                                  Multi-Strategy Hedge Fund, LLC




--------------------------------------------------------------------------------
         IF YOU DO NOT WANT TO SELL FUND INTERESTS AT THIS TIME, PLEASE
           DISREGARD THIS NOTICE. THIS LETTER AND ATTACHED INFORMATION
               ARE SIMPLY NOTIFICATION OF THE FUND'S TENDER OFFER.
--------------------------------------------------------------------------------


September 27, 2007


Dear Investor:

We are writing to inform you of important dates relating to a tender offer by Columbia Management Multi-Strategy Hedge Fund, LLC (the "Fund"). If you are not interested in redeeming your limited liability company interest in the Fund ("Interest") at this time, please disregard this notice.

TENDER OFFER INFORMATION
The tender offer period will begin on September 27, 2007 and will end at 12:00 midnight, Eastern Time, on October 26, 2007. The purpose of the tender offer is to provide liquidity to Investors who hold Interests in the Fund. Interests may be redeemed only by tendering them during one of the Fund's announced tender offers.

Should you wish to sell your Interests or a portion of your Interest, please complete and return the enclosed Letter of Transmittal in the enclosed envelope or by fax so that it arrives no later than October 26, 2007. If you do not wish to sell your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

All requests to tender Interests must be RECEIVED by the Fund's Administrator, PFPC Inc. ("PFPC"), either by fax or mail (if by fax, please deliver an original, executed copy promptly thereafter) in good order by October 26, 2007. IF YOU ELECT TO TENDER, PLEASE CONFIRM RECEIPT OF THE LETTER OF TRANSMITTAL WITH PFPC BY CALLING (302) 791-2810.

TO LEARN MORE
If you would like to learn more about the tender offer, please refer to the attached Offer to Purchase document, which contains additional information. If you have any questions, please contact your dedicated relationship team at the Private Bank or the Fund's Tender Offer Administrator at (302) 791-2810. The Fund's helpline is also available and can be reached at (888) 786-9977 to address any questions regarding the tender offer or the Fund in general.

Sincerely,

COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC

                                                                     Exhibit (B)

                                Offer to Purchase

               COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC
                            Mail Code: MA5-100-18-04
                               100 Federal Street
                           Boston, Massachusetts 02110

               OFFER TO PURCHASE UP TO $47,000,000 IN OUTSTANDING
                       LIMITED LIABILITY COMPANY INTERESTS
                            DATED SEPTEMBER 27, 2007

                    LETTER OF TRANSMITTAL MUST BE RECEIVED BY
                 PFPC INC. ("PFPC") BY FRIDAY, OCTOBER 26, 2007

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
           12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, OCTOBER 26, 2007,
                          UNLESS THE OFFER IS EXTENDED

To the Investors of Columbia Management Multi-Strategy Hedge Fund, LLC:

Columbia Management Multi-Strategy Hedge Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase, on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with this Offer to Purchase constitutes the "Offer"), up to $47,000,000 of Interests in the Fund. (As used in this offer, the term "Interest" or "Interests", as the context requires, refers to the limited liability company interests in the Fund representing beneficial interests in the Fund.) Purchases would be pursuant to tenders by investors of the Fund ("Investors") at a price equal to their net asset value as of December 31, 2007 or, if the Offer is extended, as of the next occurring last business day of a calendar month which is at least sixty-five (65) days from the date on which the Offer actually expires (the "Valuation Date"). This Offer is being made to all Investors and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability under the Fund's Operating Agreement dated as of July 2002 (the "LLC Agreement").

The Offer will remain open until midnight, Eastern Time, on October 26, 2007 (the "Initial Expiration Date"), or, if the Offer is extended, until any later date that corresponds to the extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

Investors who desire to tender an Interest, or a portion of an Interest, for purchase must complete and sign the attached Letter of Transmittal and mail it or fax it to PFPC for receipt on or before the Expiration Date. (See Section 5 of the Offer to Purchase for more information.)

Investors should realize that the value of the Interests tendered in this Offer likely will change between August 31, 2007 (the last time net asset value was calculated) and the Valuation Date (December 31, 2007, unless the Offer is extended), when the value of the Interests tendered to the Fund for purchase is determined. Investors tendering their Interest should also note that although the tender offer expires on October 26, 2007 (unless the Offer is extended), they will remain Investors in the Fund, with respect to the Interest tendered and accepted for purchase by the Fund, through the Valuation Date. Any tendering Investors that wish to obtain the estimated net asset value of their Interests should contact PFPC, at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).


                                    IMPORTANT

NONE OF THE FUND, BANC OF AMERICA INVESTMENT ADVISORS, INC., THE FUND'S INVESTMENT ADVISER (THE "ADVISER"), GROSVENOR CAPITAL MANAGEMENT, L.P., THE FUND'S SUBADVISER (THE "SUBADVISER"), OR ANY MEMBER OF THE FUND'S BOARD OF DIRECTORS MAKES ANY RECOMMENDATION ON BEHALF OF THE FUND TO ANY INVESTOR AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. INVESTORS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS AND, IF THEY CHOOSE TO DO SO, THE PORTION OF THEIR INTERESTS TO TENDER.

BECAUSE EACH INVESTOR'S INVESTMENT DECISION IS A PERSONAL ONE BASED ON ITS FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER INVESTORS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED BY THE FUND TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Fund's Administrator:

               Columbia Management Multi-Strategy Hedge Fund, LLC
               c/o PFPC Inc.
               P.O. Box 219
               Claymont, DE 19703
               Phone: (302) 791-2810
               Fax:   (302) 791-2790
               Attention:  Columbia Management Tender Offer Administrator

               COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC
                                OFFER TO PURCHASE

                                Table of Contents


1. Summary Term Sheet                                                      2

2. Background and Purpose of the Offer                                     3

3. Offer to Purchase and Price                                             4

4. Amount of Tender                                                        5

5. Procedure for Tenders                                                   5

6. Withdrawal Rights                                                       6

7. Purchases and Payment                                                   6

8. Certain Conditions of the Offer                                         8

9. Certain Information About the Fund                                      8

10. Certain Federal Income Tax Consequences                                9

11. Miscellaneous                                                          9

12. Financial Statements                                                  10

1. SUMMARY TERM SHEET.

This summary highlights certain information concerning this Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal.

     o The Fund's Confidential Offering Memorandum dated March 28, 2007, as supplemented from time to time, states that the Fund will offer from time to time to buy a portion of its outstanding Interests at their net asset value (that is, the value of the Fund's assets minus its liabilities), calculated as of the Valuation Date. The Board of Directors of the Fund (the "Board of Directors") has authorized the Fund to offer to purchase Interests in the Fund in an amount up to $47,000,000. This Offer will remain open until midnight, Eastern Time, on the Expiration Date, which is October 26, 2007, unless the Offer is extended. The net asset value of an Interest will be calculated for this purpose as of the Valuation Date, which is December 31, 2007 unless the Offer is extended. The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

o The Offer is being made to all holders of Interests and is not conditioned on any minimum amount of Interests being tendered. You may tender your entire Interest or a portion of your Interest (defined as a specific dollar value) up to an amount such that you maintain the required minimum capital account balance of at least $50,000 in the Fund, subject to the conditions set forth below.

o If you tender your entire Interest and the Fund purchases that Interest, you will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for you by PFPC, entitling you to:

         i) an initial payment (the "Initial Payment") in cash and/or marketable securities equal to 90% of the unaudited net asset value, determined as of the Valuation Date, taking into account any incentive allocations payable to the Adviser and the Subadviser, of the Interest tendered and purchased, which will be paid to you (a) thirty-five (35) days after the Valuation Date or (b) ten business days after the Fund has received at least 90% of the aggregate amount withdrawn from any portfolio funds if the Fund has requested withdrawals of its capital from portfolio funds to fund the purchase of Interests; and

         ii) a contingent payment (the "Contingent Payment") in cash and/or marketable securities equal to the excess, if any, of (a) the net asset value of the Interest tendered and purchased as of the Valuation Date (as may or may not be adjusted based upon subsequent revisions to the net asset values of the portfolio funds) over (b) the Initial Payment. The Contingent Payment, if any, will be payable within 120 days after the Valuation Date. On the Valuation Date, the Fund will deposit into a segregated account an amount equal to 10% of the unaudited net asset value, as described above, of the Interest determined as of the Valuation Date on these deposited amounts. Any such interest is for the benefit of the Fund and will not be paid to tendering Investors as part of any Contingent Payment. See Section 7.

     o If you tender less than 95% of your Interest in the Fund and the Fund purchases that Interest, you will receive as consideration a non-interest bearing, non-transferable note, to be held for you by PFPC, entitling you to payment of the unaudited net asset value, determined as of the Valuation Date, taking into account any incentive allocations payable to the Adviser and the Subadviser, of such portion of your Interest accepted for payment in cash and/or marketable securities within (a) thirty-five (35) days after the Valuation Date or
         (b) ten business days after the Fund has received at least 90% of the aggregate amount withdrawn from any portfolio funds if the Fund has requested withdrawals of capital from such portfolio funds to fund the purchase of Interests. The Fund reserves the right to purchase less than the amount you tender if the purchase would cause your remaining Interest to have a balance of less than $50,000. See
         Section 4 and Section 7.

o In the case of a partial tender greater than or equal to 95% of the net asset value of an Investor's entire Interest, payment procedures applicable to Investors tendering their entire Interest will apply.

o If the Fund accepts the tender of your entire Interest or a portion of your Interest, your proceeds will be funded from one or more of the following sources: cash on hand, withdrawals of capital from the portfolio funds in which the Fund invests, the proceeds of the sale of or delivery of portfolio securities held by the Fund; or borrowings, though the Fund does not presently intend to make any such borrowings. See Section 7.

o Until the expiration of the Offer, you have the right to change your mind and withdraw any tenders of your Interest. If the Fund has not yet accepted your tender of an Interest (or portion of an Interest) before November 23, 2007, you will also have the right to withdraw the tender of your Interest on or after such date. Interests withdrawn prior to the Expiration Date may be re-tendered on or before the Expiration Date by following the tender procedures described herein. See Section 6.

o If you would like the Fund to purchase your entire Interest or a portion of your Interest, you must complete, sign and either mail or fax the enclosed Letter of Transmittal to PFPC at the address or fax number listed on page (ii) of this Offer to Purchase, so that it is received before 12:00 midnight, Eastern Time, on the Expiration Date, which is October 26, 2007 unless the Offer is extended. If you choose to fax the Letter of Transmittal, please mail the original Letter of Transmittal to PFPC promptly after you fax it (although the original does not have to be received before the Expiration Date). See Section 5.

o If you would like to obtain the estimated net asset value of your Interest, which is calculated monthly, contact PFPC at the address listed on page (ii) or at (302) 791-2810, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., Eastern Time. The value of your Interest will likely change between the date its net asset value was last calculated and the Valuation Date, which is December 31, 2007 unless the Offer is extended, when the value of Interests tendered and accepted for purchase will be determined for purposes of calculating the purchase price for such Interests. See
         Section 3.

o Please note that the Fund has the right to cancel, amend or postpone this Offer at any time before midnight, Eastern Time, on the Expiration Date, which is October 26, 2007 unless the Offer is extended. Also note that although the Offer will expire on the Expiration Date, you will remain an Investor in the Fund, with respect to any Interest you tender that is accepted for purchase by the Fund through the Valuation Date. Accordingly, the value of your tendered Interest may rise or fall until the Valuation Date.

o If you elect to tender, it is your responsibility to confirm, and it is strongly recommended that you confirm, receipt of the Letter of Transmittal with PFPC. See Section 5.

2.       BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of this Offer is to provide liquidity to Investors who hold Interests in the Fund, as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Offering Memorandum dated March 28, 2007, as it may be supplemented from time to time (the "Confidential Memorandum"), and the LLC Agreement. The Confidential Memorandum and the LLC Agreement, which were provided to each Investor in advance of subscribing for Interests, provide that the Board of Directors has the discretion to determine whether the Fund will purchase Interests from time to time from Investors pursuant to written tenders. The Confidential Memorandum also states that the Adviser expects that it will recommend to the Board of Directors that the Fund purchase Interests from Investors twice each year in June and December. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Adviser, the Board of Directors has approved the Offer, after consideration of various matters, including but not limited to those set forth in the Confidential Memorandum, and the recommendation of the Adviser, in order to provide liquidity for Interests as contemplated in the Confidential Memorandum and the LLC Agreement.

The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Investors who do not tender Interests. Investors who retain their Interests may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that new and existing Investors make additional subscriptions for Interests from time to time. Payment for Interests and portions of Interests purchased pursuant to this Offer may also require the Fund to liquidate portfolio holdings earlier than the Adviser and Subadviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Confidential Memorandum. The Fund currently expects that it will accept subscriptions for Interests as of the last business day of each month, but is under no obligation to do so.

Net Assets of the Fund
----------------------
June 30, 2007                     $195,822,361
July 31, 2007                     $224,939,521
August 31, 2007                   $234,875,646
September 1, 2007                 $240,420,646
                                  (estimate made with September 1 subscriptions)

3.       OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, purchase up to $47,000,000 of Interests that are properly tendered by Investors, and not withdrawn (in accordance with Section 6 below), before 12:00 midnight, Eastern Time, on the Expiration Date, which is October 26, 2007, unless the Offer is extended. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The purchase price of an Interest, or portion thereof, tendered and accepted for purchase will be its net asset value as of the close of the Valuation Date, determined taking into account any incentive allocations in respect of such Interest or portion thereof then due, payable as set forth in Section 7. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the start of business on September 1, 2007, the Fund had approximately $240,420,646 in Interests outstanding (based on the unaudited net asset value of such Interests and including subscriptions made as of September 1, 2007). Investors may obtain monthly estimated net asset value information, which the Fund calculates based on information it receives from the managers of portfolio funds in which the Fund invests, as of the most recent month-end, by contacting PFPC at the telephone number or address set forth on page (ii), Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., Eastern Time. The value of an Investor's Interest will likely change between any such date and the Valuation Date, which is December 31, 2007 unless the Offer is extended, when the value of the Interests tendered by Investors will be determined for purposes of calculating the purchase price of Interests tendered and accepted for purchase.

4.       AMOUNT OF TENDER.

The Offer is being made to all Investors and is not conditioned on any minimum amount of Interests being tendered. Subject to the limitations set forth below, Investors may tender their entire Interest or a portion of their Interest (defined as a specific dollar value) up to an amount such that they maintain a capital account balance of at least $50,000. The Fund reserves the right to reduce the amount to be purchased from any Investor tendering a portion of its Interest so that the required minimum capital account balance is maintained.

If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to $47,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the tendered Interests unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If more than $47,000,000 of Interests are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn pursuant to Section 6 below, the Fund will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered prior to or on the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 8 below.

5.       PROCEDURE FOR TENDERS.

Investors wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to PFPC, to the attention of Columbia Management Tender Offer Administrator, in the enclosed envelope at the address set forth on page (ii), or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Columbia Management Tender Offer Administrator, at the fax number set forth on page (ii). The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC via certified mail, return receipt requested, or by facsimile transmission. An Investor choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter.

Investors wishing to confirm receipt of a Letter of Transmittal may contact PFPC at the address or telephone number set forth on page (ii). The method of delivery of any documents is at the election and complete risk of the Investor tendering an Interest, including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determinations shall be final and binding.

The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with a tender must be cured within such time as the Fund shall determine. A tender will not be deemed to have been made until the defects or irregularities relating to that tender have been cured or waived. None of the Fund, the Adviser, the Subadviser or the Board of Directors is obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.       WITHDRAWAL RIGHTS.

Any Investor tendering an Interest pursuant to this Offer may withdraw the tender at any time before midnight, Eastern Time, on the Expiration Date, which is October 26, 2007 unless the Offer is extended, and, if tendered Interests have not been accepted by the Fund, at any time on or after November 23, 2007. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax number set forth on page (ii). A form of notice of withdrawal of a tender is available by calling PFPC at the telephone number indicated on page
(ii). The Fund determines questions as to the form and validity (including time of receipt) of notices of withdrawal are, in its sole discretion, and its determinations are final and binding. Interests subject to a tender that has been properly withdrawn are not thereafter deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 5.

7.       PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted (and purchased) Interests that are tendered as of when it gives written notice to the tendering Investors of its election to purchase the Investor's Interest. As stated in Section 3 above, the purchase price of an Interest tendered by any Investor and accepted for purchase will be the net asset value thereof as of the Valuation Date, which is December 31, 2007, if the Offer expires on the Initial Expiration Date, and otherwise the next occurring last business day of a calendar month which is at least sixty-five (65) days after the date on which the Offer expires. The net asset value will be determined after all allocations to capital accounts of the Investor required to be made by the LLC Agreement have been made, including allocations in respect of any incentive allocations then due.

An Investor whose entire Interest is tendered and accepted for purchase by the Fund will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for such Investor by PFPC, entitling the Investor to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 90% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date, taking into account any incentive allocations payable to the Adviser and the Subadviser (the "Initial Payment"). Payment of this amount will be made to the Investor within (a) thirty-five (35) calendar days after the Valuation Date or (b) ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from any portfolio funds, if the Fund has requested withdrawals of its capital from such portfolio funds in order to fund the purchase of Interests. The promissory note also will entitle the Investor to receive a contingent payment in cash and/or marketable securities equal to the excess, if any, of (a) the net asset value of the Interest tendered and accepted for purchase by the Fund as of the Valuation Date (as it may be adjusted based upon subsequent revisions, if any, to the net asset values of the portfolio funds upon which the Fund's determination of its net asset value is based) over (b) the Initial Payment (the "Contingent Payment"). The Contingent Payment, if any, will be payable within 120 days after the Valuation Date. On the Valuation Date, the Fund will deposit into a segregated account an amount equal to 10% of the unaudited net asset value, as described above, of the Interest determined as of the Valuation Date. Any interest earned on these deposited amounts is for the benefit of the Fund and will not be paid to tendering Investors as part of any Contingent Payment.

An Investor whose partial Interest is accepted for purchase by the Fund (provided the portion tendered is less than 95% of the net asset value of such Investor's entire Interest) will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for such Investor by PFPC, entitling the Investor to payment of the unaudited net asset value of the partial Interest accepted for purchase determined as of the Valuation Date, taking into account any incentive allocations payable to the Adviser and the Subadviser, in cash and/or marketable securities (valued in accordance with the LLC Agreement). Payment of this amount will be made to the Investor within (a) thirty-five (35) calendar days after the Valuation Date or (b) ten business days after the Fund has received at least 90% of the aggregate amount withdrawn from any portfolio funds, if the Fund has requested withdrawals of capital from such portfolio funds in order to fund the purchase of Interests. The Fund reserves the right to purchase less than the amount the Investor tenders if the purchase would cause the Investor's capital account to have a balance of less than $50,000. In the case of a partial tender greater than 95% of the net asset value of an Investor's entire Interest, the payment procedures applicable to Investors tendering all their Interest will apply.

Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Directors determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Investors.

Any promissory notes paid to tendering Investors will be held for each Investor by the Fund's administrator, PFPC. Any cash payments due under such notes will be made by wire transfer directly to the tendering Investor to an account designated by the Investor or by check directly to the tendering Investor to an address designated by the Investor in the Letter of Transmittal or otherwise. Cash payments wired directly to such Investor accounts will be subject upon withdrawal from the account to any fees that the institution at which the account is held would customarily assess upon the withdrawal of cash from the account.

It is expected that cash payments for Interests acquired pursuant to the Offer will not exceed $47,000,000 (unless the Fund elects to purchase a greater amount) and will be derived from: (a) cash on hand; (b) withdrawal of capital from one or more of the portfolio funds in which the Fund invests; (c) the proceeds of the sale of securities and portfolio assets held by the Fund; or (d) possibly borrowings, as described below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the promissory notes, as described above. Neither the Fund, the Board of Directors, the Adviser nor the Subadviser have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the purchase price, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Investors, withdrawal of capital from the portfolio funds in which it invests; or from the proceeds of the sale of securities and portfolio assets held by the Fund.


8.       CERTAIN CONDITIONS OF THE OFFER.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of the extension and of the new Expiration Date. In the event that the Fund so elects to extend the tender period, the Valuation Date for the purpose of determining the purchase price for tendered Interests will be the next occurring last business day of a calendar month which is at least sixty-five days (65) from the new Expiration Date. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel or suspend the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation or suspension not to purchase or pay for any Interests tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Interests tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Investors.

The Fund may cancel or suspend the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Directors, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment,
(v) international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Investors if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Directors determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer.

9.       CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 100 Federal Street, Mail Code: MA5-100-18-04, Boston, Massachusetts 02110 and its telephone number is (888) 786-9977. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

Neither the Fund, the Adviser, the Subadviser nor the Board of Directors has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the last business day of each month) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser of the Fund, its Board of Directors or the management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Directors, to fill any existing vacancy on the Board of Directors or to change any material term of the investment advisory arrangements with the Adviser or the Subadviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Directors determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

Based on September 1, 2007 information, no affiliate of the Fund owns outstanding Interests. To the Fund's knowledge, no executive officer, director, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Interest of any executive officer, director or other affiliate of the Fund pursuant to the Offer. The Adviser and Subadviser are entitled under the terms of the LLC Agreement to receive, subject to certain limitations, an incentive allocation, as specified in the LLC Agreement and described in the Confidential Memorandum.

Other than the acceptance of subscriptions as of August 1, 2007 and September 1, 2007, there have been no transactions involving the Interests that were effected during the past 60 days by the Fund, the Adviser, the Subadviser, and any director or officer of the Fund, or any person controlling the Fund or the Adviser.

10.      CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Investors pursuant to the Offer. Investors should consult their own tax advisors for a complete description of the tax consequences of a purchase of their Interests by the Fund pursuant to the Offer.

In general, an Investor from whom an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. The Investor generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Investor exceeds such Investor's then adjusted tax basis in such Investor's Interest. An Investor's basis in the Investor's remaining Interest will be reduced (but not below zero) by the amount of money received by the Investor from the Fund in connection with the purchase. An Investor's basis in such Investor's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Investor for periods through the Valuation Date. Money distributed to an Investor in excess of the adjusted tax basis of the Investor's Interest is taxable as capital gain or ordinary income, depending on the circumstances. An Investor whose entire Interest is purchased by the Fund may recognize a loss, but only to the extent that the amount of money received from the Fund is less than the Investor's then adjusted tax basis in the Investor's repurchased Interest. In the unlikely event that the Fund uses securities rather than cash as consideration, there would be different tax consequences.

11.      MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer. A copy of this statement may be obtained from the Fund by contacting PFPC at the address and telephone number set forth on page (ii) or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

12.    FINANCIAL STATEMENTS.

The following  financial  statements of the Fund are  incorporated by reference:
Audited financial statements for the fiscal year ended March 31, 2007, previously filed with Securities and Exchange Commission on EDGAR on Form N-CSR on June 8, 2007 (Accession No. 0000935069-07-001375) and Audited financial statements for the fiscal year ended March 31, 2006, previously filed with the Securities and Exchange Commission on EDGAR on Form N-CSR on June 9, 2006 (Accession No. 0000935069-06-001664).

                                                                     Exhibit (C)

                              LETTER OF TRANSMITTAL

                                    REGARDING
                       LIMITED LIABILITY COMPANY INTERESTS
                                       IN

               COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC

                   TENDERED PURSUANT TO THE OFFER TO PURCHASE
                            DATED SEPTEMBER 27, 2007


--------------------------------------------------------------------------------
                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS LETTER OF TRANSMITTAL MUST BE
                    RECEIVED BY 12:00 MIDNIGHT, EASTERN TIME,
           ON FRIDAY, OCTOBER 26, 2007, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------


        COMPLETE THIS LETTER OF TRANSMITTAL AND RETURN BY MAIL OR FAX TO:

               Columbia Management Multi-Strategy Hedge Fund, LLC
                                  c/o PFPC Inc.
                                  P.O. Box 219
                               Claymont, DE 19703

                              Phone: (302) 791-2810
                               Fax: (302) 791-2790
                      Attention: Columbia Management Tender
                               Offer Administrator

Ladies and Gentlemen:

The undersigned hereby tenders to Columbia Management Multi-Strategy Hedge Fund, LLC, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the limited liability company interest (hereinafter the "Interest" or "Interests" as the context requires) in the Fund or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase dated September 27, 2007 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

The undersigned hereby sells to the Fund the Interest in the Fund or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by the Fund. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Interests in the Fund or portions thereof tendered hereby. The undersigned recognizes that, if the Offer is oversubscribed, not all the undersigned's Interests in the Fund will be purchased.

The undersigned acknowledges that the method of delivery of any document is at the election and the complete risk of the undersigned, including, but not limited to, the failure of the Fund's Administrator, PFPC Inc. ("PFPC"), to receive any Letter of Transmittal or other document.

A non-transferable, non-interest bearing promissory note for the purchase price will be paid to the undersigned if the Fund accepts for purchase the Interest or portion thereof tendered hereby. The undersigned acknowledges that the promissory note will be held for the undersigned by PFPC. The cash payment(s) of the purchase price for the Interest or portion thereof tendered by the undersigned and accepted for purchase by the Fund will be made by wire transfer or check to an account designated by the undersigned. The undersigned hereby represents and warrants that the undersigned understands that upon a withdrawal of such cash payment from the account, the institution at which the account is held may subject such withdrawal to any fees that it would customarily assess upon the withdrawal of cash from such account. The undersigned hereby represents and warrants that the undersigned understands that any payment in the form of marketable securities would be made by means of special arrangement with the tendering member in the sole discretion of the Fund's Board of Directors.

If 95% or more of the undersigned's Interest is tendered and accepted for purchase, the promissory note will also provide for a contingent payment portion of the purchase price, if any, as described in Section 7 of the Offer to Purchase. Any contingent payment of cash due pursuant to a note will also be made by wire transfer or check of the funds to the undersigned's account. The undersigned recognizes that the amount of the purchase price for Interests will be based on the unaudited net asset value of the Fund as of December 31, 2007 (the "Valuation Date"), subject to an extension of the Offer as described in
Section 8 of the Offer to Purchase. The contingent payment portion of the purchase price, if any, will be made within 120 days of the Valuation Date.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 6 of the Offer to Purchase, this tender is irrevocable.

IF YOU DO NOT WANT TO SELL YOUR INTERESTS AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SIMPLY NOTIFICATION OF THE FUND'S TENDER OFFER. IF YOU DECIDE TO TENDER, YOU ARE RESPONSIBLE FOR CONFIRMING THAT PFPC HAS RECEIVED YOUR DOCUMENTS.

PLEASE FAX OR MAIL TO:        Columbia Management Multi-Strategy Hedge Fund, LLC
                              c/o PFPC Inc
                              P.O. Box 219
                              Claymont, DE 19703

                              For additional information:
                              Phone: (302) 791-2810
                              Fax:   (302) 791-2790

PART 1. NAME:

Name of Investor:
                  --------------------------------------------------------------

Address of Investor:
                    ------------------------------------------------------------

--------------------------------------------------------------------------------

Phone Number #:                                               Date:
                -----------------------------                       ------------

Private Bank Officer:
                      ----------------------------------------------------------


PART 2. AMOUNT OF LIMITED LIABILITY COMPANY INTEREST IN THE FUND TO BE TENDERED:
Please check one:

|_|      Entire limited liability company interest

|_| Portion of limited liability company interest expressed as specific dollar value: $ ____________________

         Partial tenders are subject to maintenance of a minimum limited liability company interest of at least $50,000. The undersigned understands that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below $50,000, the Fund reserves the right to reduce the amount to be purchased from the undersigned so a minimum $50,000 capital account balance is maintained.


PART 3. PAYMENT:
The promissory note for the purchase price will be held for you by PFPC Inc., the Fund's administrator.

FOR ALL ACCOUNTS, please provide the client name and account information to which cash payments will be distributed.

         Wire Instructions:    Institution:
                                            ------------------------------------

                               Account Title:
                                              ----------------------------------

                               Account Number:
                                               ---------------------------------

                               For Further Credit Name:
                                                        ------------------------

                               For Further Credit Account Number:
                                                                  --------------

                               ABA Number:
                                           -------------------------------------

                               Reference Information: Columbia Management
                               Multi-Strategy Hedge Fund, LLC

PART 4. SIGNATURE(S):

FOR INDIVIDUAL INVESTORS (INCLUDING SPOUSES INVESTED JOINTLY):

-------------------------------------------------             -------------------------------------------------
(Signature of Investor(s) or Authorized Person(s)             (Signature of Investor(s) or Authorized Person(s)
Exactly as Appeared on Subscription Agreement)                Exactly as Appeared on Subscription Agreement)


-------------------------------------------------             -------------------------------------------------
Name of Signatory (please print)                              Name of Signatory (please print)


-------------------------------------------------             -------------------------------------------------
Title of Authorized Person (please print)                     Title of Authorized Person (please print)


FOR ENTITY INVESTORS (E.G., TRUSTS, ENDOWMENTS, FOUNDATIONS, CORPORATIONS, AND PARTNERSHIPS):



-------------------------------------------------             -------------------------------------------------
(Signature of Investor(s) or Authorized Person(s)             (Signature of Investor(s) or Authorized Person(s)
Exactly as Appeared on Subscription Agreement)                Exactly as Appeared on Subscription Agreement)


-------------------------------------------------             -------------------------------------------------
Name of Signatory (please print)                              Name of Signatory (please print)


-------------------------------------------------             -------------------------------------------------
Title of Authorized Person (please print)                     Title of Authorized Person (please print)




-------------------------------------------------             -------------------------------------------------
(Signature of Investor(s) or Authorized Person(s)             (Signature of Investor(s) or Authorized Person(s)
Exactly as Appeared on Subscription Agreement)                Exactly as Appeared on Subscription Agreement)


-------------------------------------------------             -------------------------------------------------
Name of Signatory (please print)                              Name of Signatory (please print)


-------------------------------------------------             -------------------------------------------------
Title of Authorized Person (please print)                     Title of Authorized Person (please print)


                                                                     Exhibit (D)


                         NOTICE OF WITHDRAWAL OF TENDER

                REGARDING LIMITED LIABILITY COMPANY INTERESTS IN

               COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC

                   TENDERED PURSUANT TO THE OFFER TO PURCHASE
                            DATED SEPTEMBER 27, 2007


--------------------------------------------------------------------------------
                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
                                  RECEIVED BY,
                          12:00 MIDNIGHT, EASTERN TIME,
           ON FRIDAY, OCTOBER 26, 2007, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------



        COMPLETE THIS NOTICE OF WITHDRAWAL AND RETURN BY FAX OR MAIL TO:

               Columbia Management Multi-Strategy Hedge Fund, LLC
                                  c/o PFPC Inc.
                         P.O. Box 219 Claymont, DE 19703
            Attention: Columbia Management Tender Offer Administrator

                           For additional information:
                              Phone: (302) 791-2810
                               Fax: (302) 791-2790

        YOU ARE RESPONSIBLE FOR CONFIRMING THAT THIS NOTICE OF WITHDRAWAL
                            IS RECEIVED BY PFPC INC.

Ladies and Gentlemen:

         The undersigned hereby withdraws the tender of its limited liability company interest in COLUMBIA MANAGEMENT MULTI-STRATEGY FUND, LLC (the "Fund"), or the tender of a portion of such interest, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated
_____________________.

         This tender was in the amount of:

                  |_| Entire limited liability company interest in the Fund
                      ("Interest")

                  |_| Portion of Interest expressed as a specific dollar value:
                      $_____________________

         The undersigned recognizes that upon submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the Interest (or portion thereof) previously tendered will not be purchased by the Fund.

FOR INDIVIDUAL INVESTORS (INCLUDING SPOUSES INVESTED JOINTLY):

-------------------------------------------------             -------------------------------------------------
(Signature of Investor(s) or Authorized Person(s)             (Signature of Investor(s) or Authorized Person(s)
Exactly as Appeared on Subscription Agreement)                Exactly as Appeared on Subscription Agreement)


-------------------------------------------------             -------------------------------------------------
Name of Signatory (please print)                              Name of Signatory (please print)


-------------------------------------------------             -------------------------------------------------
Title of Authorized Person (please print)                     Title of Authorized Person (please print)


FOR ENTITY INVESTORS (E.G., TRUSTS, ENDOWMENTS, FOUNDATIONS, CORPORATIONS, AND PARTNERSHIPS):



-------------------------------------------------             -------------------------------------------------
(Signature of Investor(s) or Authorized Person(s)             (Signature of Investor(s) or Authorized Person(s)
Exactly as Appeared on Subscription Agreement)                Exactly as Appeared on Subscription Agreement)


-------------------------------------------------             -------------------------------------------------
Name of Signatory (please print)                              Name of Signatory (please print)


-------------------------------------------------             -------------------------------------------------
Title of Authorized Person (please print)                     Title of Authorized Person (please print)




-------------------------------------------------             -------------------------------------------------
(Signature of Investor(s) or Authorized Person(s)             (Signature of Investor(s) or Authorized Person(s)
Exactly as Appeared on Subscription Agreement)                Exactly as Appeared on Subscription Agreement)


-------------------------------------------------             -------------------------------------------------
Name of Signatory (please print)                              Name of Signatory (please print)


-------------------------------------------------             -------------------------------------------------
Title of Authorized Person (please print)                     Title of Authorized Person (please print)

                                                                     Exhibit (E)

-----------------------------------------------------------  Columbia Management
                                                  Multi-Strategy Hedge Fund, LLC




 THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED YOUR LIMITED LIABILITY COMPANY
                  INTEREST IN THE FUND, OR A PORTION THEREOF.



--------, ----

XXXXX X. XXXXX
XXXX XXXXX XX
XXXXX, XX 00000

Dear                              :
     -----------------------------

            Columbia Management Multi-Strategy Hedge Fund, LLC (the "Fund") has received and accepted for purchase your tender of your limited liability company interest, or portion thereof, in the Fund.

            Because you have tendered and the Fund has accepted your tender request of all or a portion of your interest in the Fund, you will receive payment for your tendered interest based on the estimated unaudited net asset value of your tendered interest as of December 31, 2007 (the "Valuation Date"), in accordance with the terms of the tender offer:

     o If you tendered 95% or more of your interest in the Fund, you will receive an "Initial Payment" equal to 90% of the estimated unaudited net asset value of your tendered interest in the Fund as of the Valuation Date, and a "Contingent Payment" equal to the excess, if any, of the net asset value of your tendered interest in the Fund as of the Valuation Date over the amount of the Initial Payment.

     o If you tendered less than 95% of your interest in the Fund, you will receive a "Single Payment" equal to the entire estimated unaudited net asset value of your tendered interest in the Fund as of the Valuation Date.

            Your Initial Payment or Single Payment, as applicable, will be wire transferred in cash to the account that you designated in your Letter of Transmittal dated _________________, 2007 or to such other account that you have designated to the Fund, no later than February 4, 2008, unless the Valuation Date of the Interests has changed, or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested, and provided that your account retains the required minimum balance, in accordance with the terms of the tender offer. Your Contingent Payment, if applicable, will be paid to you within 120 days of the Valuation Date. You will remain a member of the Fund with respect to any portion of your interest in the Fund that you did not tender.

            If you have any questions, please contact your dedicated relationship team at the Private Bank or the Fund's Tender Offer Administrator at (302) 791-2810. The Fund's helpline is also available and can be reached at
(888) 786-9977 to address any questions regarding the tender offer or the Fund in general.

Sincerely,

COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC


cc:

Enclosure

-----------------------------------------------------------  Columbia Management
                                                  Multi-Strategy Hedge Fund, LLC







 THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED YOUR LIMITED LIABILITY COMPANY
                  INTEREST IN THE FUND, OR A PORTION THEREOF.


--------, ----

XXXXX X. XXXXX
XXXX XXXXX XX
XXXXX, XX 00000

Dear                                   :
     ----------------------------------

           Columbia Management Multi-Strategy Hedge Fund, LLC (the "Fund") has received and accepted for purchase your tender of your limited liability company interest, or portion thereof, in the Fund. Please refer to your investor statement for December 31, 2007, which reflects the Fund's purchase of your tendered interest.

            Please note that if you tendered 95% or more of your interest in the Fund, you will receive a Contingent Payment, as described in the Fund's letter to you dated __________, 2007 and in accordance with the terms of the tender offer. If you tendered less than 95% of your interest in the Fund, please note that your account is subject to the Fund's required minimum balance, and that you remain a member of the Fund with respect to any portion of your interest in the Fund that you did not tender.

            If you have any questions, please contact your dedicated relationship team at the Private Bank or the Fund's Tender Offer Administrator at (302) 791-2810. The Fund's helpline is also available and can be reached at
(888) 786-9977 to address any questions regarding the tender offer or the Fund in general.

Sincerely,

COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC

cc:

Enclosure

-----------------------------------------------------------  Columbia Management
                                                  Multi-Strategy Hedge Fund, LLC







--------, ----

XXX X. XXX
XXXX XXXXX XXXX
XXXX XXXXX XXXX
XXX, XX 00000




Dear                              :
     -----------------------------

         In accordance with the terms of the tender offer, the remaining 10% contingent payment from your capital withdrawal on December 31, 2007 (the
"Valuation Date") was wire transferred on __________, 2007 to your account or such other account as you may have designated to the Fund.

         If you have any questions, please contact your dedicated relationship team at The Private Bank or the Fund's Tender Offer Administrator at (302) 791-2810. The Fund's helpline is also available and can be reached at (888) 786-9977 to address any questions regarding the tender offer or the Fund in general.

Sincerely,

COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC

cc:

Enclosure